UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-39732
CUSIP NUMBER 40438A 105

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

HF Enterprises Inc.
 Full Name of Registrant

                                                                  N/A
Former Name if Applicable

4800 Montgomery Lane, Suite 210
Address of Principal Executive Office (Street and Number)

                                    Bethesda, MD 20814
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

HF Enterprises Inc. (referred to herein as the “Company” or the “Registrant”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2020 within the prescribed time period. The filing of the Quarterly Report was briefly delayed by technical matters, and will be filed shortly.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rongguo Wei	(301)	971-3940
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our results of operations for the three month period ended September 30, 2020 represented a significant change from the period ended September 30, 2019.

In the nine months ended September 30, 2020, the Company had a net loss of $13,435,843 compared to a net loss of $4,534,317 in the nine months ended September 30, 2019, reflecting an increase of $8,901,526 or 196%. In the three months ended September 30, 2020 the Company had a net loss of $13,342,758 compared to a net gain of $799,922 in the three months ended September 30, 2019, reflecting an increase of the net loss of $14,142,680 or 1,768%.

The main reason for this change in net loss was a change in other expenses. In the three months ended September 30, 2020, the Company had other expense of $12,946,960 compared to other income of $1,197,775 in the three months ended September 30, 2019, reflecting an increase in other expense of $14,144,735 or 1,181%. In the nine months ended September 30, 2020, the Company had other expense of $10,203,323 compared to other income of $357,436 in the nine months ended September 30, 2019, reflecting an increase in other expense of $10,560,759 or 2,955%. The change in unrealized gain (loss) on securities investment and on foreign exchange transactions are the primary reasons for the volatility in these two periods. Unrealized loss on securities investment was $42,169,116 and $43,761,763 during nine and three months ended on September 30, 2020, respectively. Unrealized loss on security investment was $146,470 during the nine months ended on September 30, 2019; unrealized gain on security investment was $507,727 during the three months ended on September 30, 2019. Foreign exchange transaction loss was $415,203 in the three months ended September 30, 2020, compared to $757,068 gain in the three months ended September 30, 2019. Foreign exchange transaction gain was $960,268 in the nine months ended September 30, 2020, compared to $438,608 gain in the nine months ended September 30, 2019.

In addition, there was a decline in revenues. Revenue was $2,148,923 and $5,306,863 for the three months ended September 30, 2020 and 2019, respectively, reflecting a decrease of $3,157,940 or 60%. Revenue was $7,179,919 for the nine months ended September 30, 2020, compared to $22,944,498 for the nine months ended September 30, 2019, reflecting a decrease of $15,764,579 or 69%. An increase in property sales from the Company’s Ballenger Project and first sale of a section of the Company’s Black Oak Project in the first quarter of 2019 contributed to higher revenue in that period. Pursuant to a lot purchase agreement dated July 3, 2018, 150 CCM Black Oak Ltd sold 124 lots located in the Company’s Black Oak project to Houston LD, LLC for a total purchase price of $6,175,000 in January 2019.

HF Enterprises Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 29, 2020	By:	/s/ Rongguo Wei
Name: Rongguo Wei Title: Co-Chief Financial Officer